ENPHASE ENERGY, INC.
1420 N. McDowell Blvd
Petaluma, CA 94954

April 4, 2017

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tim Buchmiller

RE:	Enphase Energy, Inc.
Registration Statement on Form S-3
File No. 333-216886
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on April 6, 2017, or as soon thereafter as is practicable.

Thank you for your assistance.  If you should have any questions, please contact John Sellers or Marina Remennik of Cooley LLP, counsel to the Registrant, at (650) 843-5070 or (650) 843-5124.

ENPHASE ENERGY, INC.

By:	/s/ HUMBERTO GARCIA
Humberto Garcia
Vice President and Chief Financial Officer